Exhibit 99.20

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Romain RICHEMONT

Tel. : + 44 (0)207 719 7962

Fax : + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 6 135 008 980 €

542 051 180 R.C.S. Nanterre

total.com

2015 Annual Reports

Paris, March 16, 2016 – The Company’s annual report (Document de référence) for the year ended December 31, 2015, was filed with the French Financial Markets Authority (Autorité des marchés financiers) on Wednesday, March 16, 2016. Pursuant to applicable law, copies of this document and a translation into English provided for the convenience of English-readers (Registration Document) are available free of charge and can be downloaded from the Company’s website (total.com, under the heading Investors / Regulated Information in France / Annual Reports). Printed copies are also available at the Company’s registered office at 2 place Jean Millier, La Défense 6, 92400 Courbevoie, France.

The following documents are included in the Document de référence: the 2015 annual financial report, the report by the Chairman of the Board of Directors required under Article L.225-37 of the French Commercial Code (corporate governance, internal control and risk management procedure), the reports from the statutory auditors, in particular the report specified by Article L.225-235 of the French Commercial Code, the fees received by the auditors, as well as the report on the payments made to governments required under Article L.225-102-3 of the French Commercial Code.

The Company’s annual report on Form 20-F for the year ended December 31, 2015, was filed with the United States Securities and Exchange Commission (SEC) on Wednesday, March 16, 2016. The Form 20-F can be downloaded from the Company’s website (total.com, under the heading Investors / Regulated Information in France / Annual Reports), or from the SEC’s website (sec.gov). Printed copies of the Form 20-F can be requested free of charge at total.com (under the heading Investors / Institutional Investors / Investor Relations Contact in Europe).

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 96,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com